Letter to Shareholders

1st Quarter 2008/09

October 1, 2008 – December 31, 2008

Revenue +10.2% (EUR 736.0m)
EBITDA –2.4% (EUR 133.5m)
EBIT –4.5% (EUR 87.9m)
Group net profit –29.3% (EUR 54.8m)
Gross cash value –8.6% (EUR 107.9m)

- Sales development in the Energy segment shaped by mild weather
- Concession agreement signed to construct three hydropower storage plants in Albania
- Construction start on a wind park in the northeast of Bulgaria
- Contract to build a sludge treatment plant in Lithuania
- Win of a competitive tender for a seawater desalination plant in Cyprus
- Signing of takeover agreement for the cable network operator B.net in Burgenland

Energie vernünftig nutzen **EVN**

Key figures

		2008/09 Q. 1	2007/08 Q. 1	Change in %	2007/08	2006/07
Sales volumes						
Electricity generation	GWh	1,256	1,486	–15.5	4,022	3,451
Electricity sales volumes to end customers	GWh	5,049	4,987	1.2	19,372	18,043
Gas sales volumes to end customers	GWh	2,184	2,710	–19.4	6,759	5,603
Heating sales volumes to end customers	GWh	519	406	27.8	1,362	911
Consolidated income statement						
Revenue	EUR m	736.0	667.7	10.2	2,397.0	2,233.1
EBITDA	EUR m	133.5	136.8	–2.4	362.3	350.7
EBITDA margin[1]	%	18.1	20.5	–2.4	15.1	15.7
Results from operating activities (EBIT)	EUR m	87.9	92.0	–4.5	166.6	197.3
EBIT margin[1]	%	11.9	13.8	–1.9	7.0	8.8
Profit before income tax	EUR m	73.9	102.9	–28.1	235.5	287.4
Group net profit	EUR m	54.8	77.6	–29.3	186.9	227.0
Consolidated balance sheet						
Balance sheet total	EUR m	6,368.4	6,809.8	–6.5	6,636.3	6,261.9
Equity	EUR m	2,883.3	3,325.7	–13.3	3,208.5	3,014.7
Equity ratio[1]	%	45.3	48.8	–3.5	48.3	48.1
Net debt	EUR m	1,315.7	959.8	37.1	1,131.3	825.3
Gearing[1]	%	45.6	28.9	16.7	35.3	27.4
Return on equity (ROE)[1]	%	1.9	2.6	–0.7	7.4	9.0
Return on capital employed (ROCE)[1]	%	1.8	2.3	–0.5	6.3	7.1
Consolidated cash flow and investments						
Gross cash value	EUR m	107.9	118.1	–8.6	426.7	412.1
Investments[2]	EUR m	78.4	111.1	–29.4	415.6	277.7
Employees						
Employees	Ø	9,167	9,508	–3.6	9,342	9,535
Thereof Austria	Ø	2,511	2,444	2.7	2,468	2,365
Thereof abroad	Ø	6,656	7,064	–5.8	6,874	7,170
Share						
Earnings[3]	EUR	0.34	0.47	–29.3	1.14	1.39

1) Changes reported in percentage points
2) In intangible assets and property, plant and equipment
3) The previous year's figures have been adapted to reflect the stock split carried out effective April 1, 2008 by a ratio of 4 for 1.

Contents

Dear shareholders!



In the 1st quarter of the 2008/09 financial year (October 1, 2008 – December 31, 2008), EVN succeeded in raising revenue by 10.2%, to EUR 736.0m. Despite the mild temperatures prevailing compared to the same period in the previous year, revenue of the Energy segment climbed 9.2%, to EUR 684.5m. The Environment Services segment increased revenue by 28.8%, to EUR 45.5m. Massive price increases for electricity purchases and primary energy expenses as well as for the costs of other materials and services and personnel expenses led to a decline in the results from operating activities of 4.5% compared to the 1st quarter of 2007, to EUR 87.9m. The financial results deteriorated from EUR 11.0m in the previous year to –EUR 13.9m in the 1st quarter of 2008/09. This development is related to the lower income from investments in associates as well as negative valuation effects due to the financial crisis. On balance, the net profit for the 1st quarter 2008/09 decreased by 29.3%, to EUR 54.8m.

Renewable energy projects in South East Europe

Our activities in the renewable energy sector further expanded in South East Europe in the 1st quarter 2008/09. In December 2008, the concession agreement was signed for the construction of three peak-load hydropower storage plants on the Devoll River in Albania, a joint venture project with our Norwegian partner Statkraft. On January 21, 2009, the concession agreement was ratified by the Albanian Council of Ministers, the Albanian Parliament is also expected to approve the project by the end of February 2009. In October 2008, evn naturkraft started construction on a wind park project encompassing 25 wind power generating facilities with a total capacity of 50 MW in Kavarna, in the northeast of Bulgaria, in cooperation with its German partner Enertrag AG. Total investment volume is about EUR 95m, with completion scheduled for the end of 2009. The telecommunications activities of the EVN Group geared up for a further significant growth with the conclusion of an agreement on the part of kabelsignal AG to acquire the Burgenland cable network operator B.net Burgenland Telekom GmbH, including its Hungarian subsidiaries, as well as the company Dataservice GmbH. Contingent upon anti-trust approval and the fulfillment of several other conditions, the closing of the transaction is already expected in February 2009.

Expansion of telecommunications activities

New contracts in the Environmental Services segment

In the Environmental Services segment, WTE won a series of new contracts in the 1st quarter of 2008/09. It was selected in November 2008 by the Lithuanian capital city of Vilnius to construct a waste sludge treatment facility with a capacity of 600,000 population equivalents and with investments totalling EUR 45m. At the end of December 2008, WTE acquired an additional project on Cyprus, winning a contract to construct a seawater desalination plant near Limassol. The BOOT project will be operated by WTE for a period of 20 years after a two-year construction period.

Outlook

Impact of the financial and economic crisis

In the 2008/09 financial year, the development of the EVN Group will be negatively impacted by the financial crisis, which is increasingly having a recessionary effect on the real economy. In addition to potential decreasing sales volumes in the Energy segment, EVN's strategic investments in companies operating in the primary energy sector are also strongly affected by the price decline on raw material markets, and will likely generate lower profit contributions. A negative development is also expected in the valuation of financial assets. Even if the current economic recession will lead to corresponding effects on the results of the EVN Group, from today's perspective the company will be able to continue its operational business development.

Burkhard Hofer
Spokesman of the Executive Board and CEO
February 2009

Interim Group management report

Overall business and energy sector environment

Moving towards a global recession

In the 2nd half of 2008, the global cyclical situation deteriorated even further. The financial crisis intensified and began to negatively affect the real economy, resulting in a recessionary period. The economies of industrialised nations will shrink for the first time since the Second World War. Economic output in the Eurozone is expected to decline by about 0.5%. The Austrian economy is expected to stagnate after posting a GDP growth rate of 1.8% in the year 2008. It is difficult to make any reliable forecasts at this time in respect to the duration and intensity of the economic downturn.

The cyclical downswing has also impacted Eastern and South East Europe. The region is expected to achieve real GDP growth of 1.0% in 2009, compared to 6.4% in 2008. The economic growth rate in Bulgaria is expected to fall by more than half, from 6.0% to 2.5%, similar to the development of the inflation rate, which is predicted to drop to 7.0% from the previous level of 13.0%. The Macedonian economy is forecast to expand by 4.0%.

Energy sector environment

Energy sector environment		**2008/09 Q. 1**	2007/08 Q. 1	Change in %	2006/07 Q. 1
Temperature-related energy demand[1]	%	92	113	–21.0	82
Crude oil – Brent	EUR/bbl	44.25	61.00	–27.5	47.05
Gas – GIMP[2]	Cent/m³	32.31	24.19	33.6	23.20
Coal – API#2[3]	EUR/t	76.26	81.71	–6.7	52.19
CO_2 certificates (1st and 2nd periods)	EUR/t	18.47	0.08	–	9.58
Electricity – spot market EEX[4]					
Base load electricity	EUR/MWh	68.02	57.75	17.8	44.67
Peak load electricity	EUR/MWh	94.20	90.88	3.7	65.53
Electricity – forward market EEX[5]					
Base load electricity	EUR/MWh	73.71	49.66	48.4	57.45
Peak load electricity	EUR/MWh	101.88	75.42	35.1	82.59

1) Calculated according to the heating degree total in Austria. The basis (100%) corresponds to the long-term average value 1997–2006. Changes reported in percentage points
2) Gas Import Price (GIMP)
3) ARA notation (Amsterdam, Rotterdam, Antwerp)
4) EEX – European Energy Exchange
5) Average prices for the respective EEX quarterly forward market prices, beginning one year before the respective period under review

Revenue by segment
Q. 1
EUR m



700
600
500
400
300
200
100
0
543.0
63.4
5.8
626.9
35.3
5.5
684.5
45.5
6.0
2006/07
2007/08
2008/09
Energy
Environmental Services
Strategic Investments and Other Business

Business development

Consolidated income statement

In the 1st quarter 2008/09, EVN raised its total revenue by 10.2%, or EUR 68.3m, to EUR 736.0m. The main reason for this development was the increased revenue in the Energy segment, which rose 9.2%, or EUR 57.6m, to EUR 684.5m. On the basis of several project acquisitions, the Environmental Service segment achieved a considerable improvement in revenue, which was up 28.8%, or EUR 10.2m, to EUR 45.5m.

In the light of slightly higher electricity sales volumes and a decrease in gas sales volumes, the item

Electricity purchases and primary energy expenses rose by 13.9%, or EUR 54.7m, to EUR 448.1m, which is related to the massive price increase for primary energy. Higher volumes in the project business were mainly responsible for the 24.0% increase in the costs of other materials and expenses, to EUR 64.1m.

In the 1st quarter of the 2008/09 financial year, the average number of employees in the EVN Group was down 3.6%, or 341 employees, compared to the preceding year, to 9,167 employees. The average workforce in South East Europe declined by 6.1%, or 410 employees, whereas workforce numbers in Austria rose by 2.7%, or 67 people. The overall decrease in employee headcount was offset by high contractually stipulated wage increases as well as the costs for the restructuring programmes, thus leading to a corresponding increase in personnel expenses by 14.9%, or EUR 10.6m, to EUR 81.6m.

Depreciation and amortisation was close to the previous year's level, rising by only 1.8%, or EUR 0.8m, to EUR 45.6m. Other operating expenses fell by 14.7%, or EUR 5.5m, to EUR 32.1m, which primarily relates to lower write-offs of receivables.

All in all, EBITDA decreased by 2.4%, or EUR 3.3m, to EUR 133.5m in the 1st quarter of 2008/09. EBIT amounted to EUR 87.9m, a drop of 4.5% compared to the previous year. Accordingly, the EBIT margin also declined from 13.8% to 11.9%. Higher revenue in the Energy segment could not compensate for the rise in corresponding operating expenses, in particular for electricity purchases and primary energy expenses, other materials and expenses and personnel expenses. As a consequence, EBIT of the segment was down 4.8%, or EUR 4.4m, to EUR 86.0m. The higher revenue generated by the Environmental Services segment also did not manage to compensate for the increased costs of other materials and expenses. Accordingly, the segment's EBIT fell by 3.8%, or EUR 0.1m, to EUR 2.9m.

The financial results decreased significantly by EUR 24.9m, to –EUR 13.9m. This can be primarily attributed to the strong decline in income from investments, which was down to EUR 7.7m from the previous year's level of EUR 15.7m. The earnings contribution of Rohöl-Aufsuchungs AG, Vienna, ("RAG"), decreased as a result of the lower oil price, as did that of Burgenländische Elektritizitätswirtschaft-Aktiengesellschaft, Eisenstadt, ("BEWAG"), due to the depreciation of financial assets. Net interest income, which changed by –EUR 1.3m to –EUR 12.0m, was impacted more by the increase in financial liabilities than by the recent drop in interest rates. The other financial result amounting to –EUR 9.6m, which was in terms of valuation negatively affected by the capital market situation, added to the negative development of financial results.

The profit before income tax in the 1st quarter of 2008/09 totalled EUR 73.9m, a decrease of 28.1% from the preceding year. Despite lower minority interest, the Group net profit fell by 29.3%, or EUR 22.8m, to EUR 54.8m.

Consolidated cash flow statement

The gross cash value in the 1st quarter 2008/09 was down 8.6% from the comparable period of 2007/08, to EUR 107.9m. This development can be attributed to the lower profit before income tax, which was down 28.1%, to EUR 73.9m, as well as higher non-cash items especially in the financial result. On the basis of the significant rise in receivables compared to the previous year and at the same time the reduction in current liabilities, the decline in net cash flow from operating activities by EUR 196.7m, was even more striking.

Revenue by region
Q. 1
EUR m



750
500
250
0
48.7
153.4
410.1
20.6
183.6
463.5
31.3
219.0
485.7
2006/07
2007/08
2008/09
Central and Eastern Europe
South-eastern Europe
Austria

EBIT by segment
Q. 1
EUR m



100
90
80
70
60
50
40
30
20
10
0
–10
67.3
8.9
–0.8
90.4
3.1
–1.5
86.0
2.9
–1.1
2006/07
2007/08
2008/09
Energy
Environmental Services
Strategic Investments and Other Business

Balance sheet structure
in %


13.9
86.1
11.6
40.1
48.3
16.3
83.7
12.4
42.3
45.3
30.9.2008
31.12.2008
Current assets
Non-current assets
Current liabilities
Non-current liabilities
Equity

Structure of investments Q. 1
in %


0.2
11.7
45.2
1.7
36.2
5.0
0.3
5.4
67.1
6.3
20.9
0.2
14.5
42.2
10.5
24.7
7.9
2006/07
2007/08
2008/09
Strategic Investments and Other Business
Environmental Services
South East Europe
Generation
Networks
Supply

The net cash flow from investing activities, amounting to –EUR 88.6m, showed a lower cash outflow of EUR 50.1m than in the preceding year due to the lower level of investments. The net cash flow from financing activities showed a cash inflow of EUR 147.3m in the 1st quarter of 2008/09, compared to EUR 47.7m in 2007/08, which is related to the higher level of financial liabilities.

On balance, EVN posted a slightly negative net change in cash and cash equivalents of –EUR 0.2m in the 1st quarter of the 2008/09 financial year. Accordingly, cash and cash equivalents fell from EUR 94.1m to EUR 93.9m. Taking account of the investments in current securities totalling EUR 128.5m (September 30, 2008: EUR 136.0m), the liquidity situation of EVN continues to remain very stable.

Consolidated balance sheet

Since the last balance sheet date on September 30, 2008, the balance sheet total of the EVN Group fell by 4.0%, or EUR 267.8m, to EUR 6,368.4m. Non-current assets declined by 6.7%, or EUR 381.8m, to EUR 5,330.6m. As a result, non-current assets comprise 83.7% of total assets, down from 86.1% as at September 30, 2008. This decrease mainly relates to the market valuation of EVN's shareholding in Verbundgesellschaft. In contrast, there was an increase in value resulting from ongoing investments in intangible assets and property, plant and equipment, amounting to EUR 78.4m, which is 29.4%, or EUR 32.7m lower than in the previous year.

As a consequence of the increase in inventories as well as current receivables and other current assets, total current assets rose by 12.3%, or EUR 114.0m, to EUR 1,037.9m.

The lower profit before income tax in the 1st quarter of 2008/09 and above all the change in the market valuation of EVN's shareholding in Verbundgesellschaft without recognition through profit or loss led to a decrease in equity by 10.1%, or EUR 325.2m, to EUR 2,883.3m. Accordingly, the equity ratio amounted to 45.3% as at December 31, 2008. Taking account of the net debt of EUR 1,315.7m, the gearing was 45.6% at the end of the 1st quarter of 2008/09.

During the period under review, non-current liabilities rose by 1.5%, or EUR 40.6m, to EUR 2,695.9m. The increase in non-current loans and borrowings, deferred income from network subsidies and other non-current liabilities was offset by a reduction in non-current provisions as well as deferred tax liabilities, due to the changes in valuation of EVN's shareholding in Verbundgesellschaft. In respect to non-current loans and borrowings, in the 1st quarter of 2008/09, EVN made use of a further EUR 100m from the syndicated revolving credit facility of EUR 600m which was concluded on September 12, 2006. As of the end of the 1st quarter 2008/09, EVN had drawn upon a total of EUR 300m of this line of credit.

In terms of current liabilities, the reduction in trade payables and current provisions was offset by an increase in taxes payable, current loans and borrowings and other current liabilities. On balance, total current liabilities were EUR 789.3m, a rise of 2.2%, or EUR 16.8m, from the balance sheet date of September 30, 2008.

Segment reporting

Segment activities

Segment	Business areas
Energy[1]	Generation, networks, energy procurement and supply[2] and South East Europe
Environmental Services	Water, wastewater and waste incineration
Strategic Investments and Other	Strategic and other investments and Group services

1) The four business areas also comprise the four business units of this segment.
2) Subsequently "Supply"

Energy segment

Key energy business indicators GWh	2008/09 Q. 1	2007/08 Q. 1	Change Nominal	%	2006/07 Q. 1
Electricity generation	1,256	1,486	–230	–15.5	1,246
Thereof thermal power	959	1,152	–193	–16.8	995
Thereof renewable energy	297	334	–37	–11.1	251
Distribution volumes					
Electricity	5,342	5,279	63	1.2	4,937
Thereof Austria	1,953	1,988	–35	–1.8	1,909
Thereof Bulgaria	1,957	1,915	42	2.2	1,771
Thereof Macedonia	1,432	1,376	56	4.1	1,257
Gas[1]	6,093	7,117	–1,024	–14.4	5,993
Sales volumes to end customers					
Electricity[2]	5,049	4,987	62	1.2	4,712
Gas	2,184	2,710	–526	–19.4	2,061
Heating[3]	519	406	113	27.8	332

1) Incl. network sales to EVN power stations
2) In Bulgaria and Macedonia, energy sales to end customers roughly correspond to disribution volumes.
3) Including heating supply volumes in Bulgaria (EVN Bulgaria Toplofikatsia EAD) as of January 1, 2008

Revenue and earnings development EUR m	2008/09 Q. 1	2007/08 Q. 1	Change Nominal	%	2006/07 Q. 1
External revenue	**684.5**	**626.9**	**57.6**	**9.2**	**543.0**
Intra-Group revenue	5.0	3.5	1.5	43.3	2.5
Operating expenses	–561.6	–498.8	–62.8	–12.6	–440.4
EBITDA	**128.0**	**131.6**	**–3.7**	**–2.8**	**105.2**
Depreciation and amortisation	–41.9	–41.2	–0.7	–1.7	–37.9
Results from operating activities (EBIT)	**86.0**	**90.4**	**–4.4**	**–4.8**	**67.3**
EBIT margin (%)[1]	12.5	14.3	–	–1.9	12.3
Financial results	–9.0	–9.5	0.5	5.0	–4.6
Profit before income tax	**77.0**	**80.9**	**–3.9**	**–4.8**	**62.6**
Investments	66.9	104.8	–38.0	–36.2	37.2

1) Changes reported in percentage points

Electricity generation: –15.5%

In the 1st quarter 2008/09, the electricity generation of EVN amounted to 1,256 GWh, down by 15.5% compared to the level attained in the comparable period of the previous year. The lower electricity generation from EVN's own power plants as well as the lower output from hydroelectric power stations were the underlying reasons behind this development.

The use of EVN's own thermal power stations was impacted by the extraordinarily high gas prices as well as the massive fluctuations in electricity and primary energy prices. For this reason, electricity generation from own thermal power stations declined by 16.8%, to 959 GWh. Since the 2nd quarter of 2007/08, EVN has also been able to take advantage of thermal power generation capacities outside of Austria, if only at a very limited level. During the period under review, the district heating plant EVN Bulgaria Toplofikatsia EAD, Plovdiv, Bulgaria, ("TEZ Plovdiv"), accounted for a 2.5% share of the total electricity generated.

The electricity generation from EVN's hydroelectric power stations was negatively impacted by disadvantageous water flow conditions in comparison to the preceding year. Consequently, the generation of electricity from renewable energy sources fell by 11.1%, to 297 GWh.

Electricity distribution volumes: +1.2%

Electricity distribution volumes of EVN climbed by 1.2%, to 5,342 GWh, which is completely related to increased electricity distribution volumes in the Bulgarian regions supplied by EVN, which rose 2.2%, to 1,957 GWh, and in Macedonia, which were up 4.1%, to 1,432 GWh. In Austria, electricity distribution volumes were down slightly by 1.8%, to 1,953 GWh, as a result of the mild temperatures. Gales distribution volumes, which geneally react more strongly to weather conditions, were also 14.4% lower than in the previous year, at 6,093 GWh.

Electricity sales volumes: +1.2%

Electricity sales volumes supplied to end customers of EVN in Lower Austria were subject to a similar trend as electricity distribution volumes, rising to 5,049 GWh, an increase of 1.2% compared to the 1st quarter of the preceding year.

Coverage ratio from own electricity production: 24.9%

During the period under review, 24.9% of the electricity provided to end customers (previous year: 29.8%) was generated by EVN's own power stations. Not taking into account sales volumes in Bulgaria and Macedonia, where no any major power generating capacities are available at present, the coverage ratio is 72.1% (previous year: 87.6%).

Gas sales volumes: –19.4%

Gales sales volumes supplied to end customers in Lower Austria amounted to 2,184 GWh during the period under review, a decline of 19.4% from the comparable period of the previous year.

Heating sales volumes: +27.8%

Despite the mild temperatures prevailing in the 1st quarter 2008/09, a significant increase in total heating sales volumes by 27.8%, to 519 GWh could be achieved. This development can be primarily attributed to the initial consolidation of the Bulgarian district heating company TEZ Plovdiv since the 2nd quarter 2007/08, as well as the process steam supplied by the Dürnrohr power plant to the bioethanol facility of Agrana AG, Vienna, since the 3rd quarter of 2007/08, as well as the ongoing expansion of the heating network. Heating sales volumes in Austria were up 8.1%, to 439 GWh. Heating sales volumes in Bulgaria comprised 15.4% of EVN's total heating sales volumes in the 1st quarter of 2008/09.

Revenue: +9.2%
EBIT: –4.8%

The revenue of the Energy segment rose by 9.2%, or EUR 57.6m, to EUR 684.5m. This development is mainly related to electricity and gas price adjustments carried out in Lower Austria effective November 1, 2008, as well as an increase in elecricity distribution volumes. EBIT of the Energy segment declined by 4.8%, or EUR 4.4m, to EUR 86.0m, mainly as a result of increased electricity purchases and primary energy expenses, higher other materials and expenses as well as personnel expenses.

Generation business unit

Generation business unit EUR m	2008/09 Q. 1	2007/08 Q. 1	Change Nominal	%	2006/07 Q. 1
Revenue	36.5	31.6	4.9	15.6	29.2
Results from operating activities (EBIT)	17.2	15.7	1.5	9.6	12.3
Profit before income tax	15.4	13.7	1.7	12.3	10.9
Investments	8.2	7.0	1.2	16.7	0.7

Revenue: +15.6%
EBIT: +9.6%

During the period under review, higher market prices pushed up revenue in the Generation business unit by 15.6%, or EUR 4.9m, to EUR 36.5m, despite the lower volume of electricity generated by EVN's own power plants. The rise in primary energy prices, higher personnel and other operating expenses were also responsible for the fact that EBIT did not increase as much as revenue. On balance, EBIT of the Generation business unit climbed by 9.6%, or EUR 1.5m, to EUR 17.2m.

Investments in existing power stations are continually being made in the Generation business unit. The focus is on renewable energy sources such as photovoltaics, geothermal energy, wind power and hydropower.

Network business unit

Adjustment to electricity and gas network tariffs

A new tariff rate appraisal carried out on January 1, 2008 within the framework of the incentive regulatory system did not lead to any lowering of EVN's electricity network tariffs. The incentive regulatory system was extended to gas network tariffs effective February 1, 2008 and led to a reduction of gas network tariffs of about 2.0% for household customers. As of January 1, 2009, an average increase of 1.0% for electricity network tariffs was carried out and the first upward adjustment of gas network tariffs by 7.0% based on the new incentive regulatory system was also implemented. The increases will be effective in the 2nd quarter of 2008/09.

Networks business unit EUR m	2008/09 Q. 1	2007/08 Q. 1	Change Nominal	%	2006/07 Q. 1
Revenue	125.5	135.4	–9.9	–7.3	129.6
Results from operating activities (EBIT)	35.2	40.3	–5.1	–12.7	40.3
Profit before income tax	31.4	36.7	–5.3	–14.4	37.8
Investments	19.4	23.2	–3.9	–16.6	15.3

Revenue: –7.3%
EBIT: –12.7%

Weather-related decreases in electricity and gas distribution volumes by 0.9% and 16.9% respectively led to a reduction of total network distribution revenue by 6.4%, or EUR 7.2m, to EUR 104.1m. Taking account of lower revenue in the cable TV and telecommunications services, revenue of the Networks business unit as a whole was down 7.3%, or EUR 9.9m, to EUR 125.5m. EBIT fell by 12.7%, or EUR 5.1m, to EUR 35.2m, which is related to higher personel expenses and a greater level of depreciation and amortisation.

In the Networks business unit, the investment focus continues to be on expanding the Lower Austrian electricity and gas networks. The priority was on the expansion and modernisation of high voltage lines and new transformer station construction designed to further improve the reliability of energy supplies. In the gas network, investments in the low pressure system focused on extending the gas distribution network to new districts, and further expanding services to regions already covered by the network. Moreover,

the high pressure natural gas network is being continually modernised, in order to be able to supply the required gas distribution volumes. Construction is scheduled to begin on the southern section of the trans-regional gas pipeline in the middle of March 2009, with the new network expected to be put into operations in September 2011. This project, designed to eliminate gas distribution shortfalls, particularly in the south of Austria, is being carried out in cooperation with OMV Gas GmbH and Gasnetz Steiermark GmbH.

Supply business unit

Supply business unit	EUR m	2008/09 Q. 1	2007/08 Q. 1	Change Nominal	%	2006/07 Q. 1
Revenue		349.0	334.1	14.9	4.4	274.8
Results from operating activities (EBIT)		33.7	46.4	–12.6	–27.3	24.3
Profit before income tax		39.5	49.4	–10.0	–20.2	26.2
Investments		6.2	–	6.2	–	2.1

Revenue: +4.4%
EBIT: –27.3%

The weather-related decreases in electricty and gas sales volumes could be more than compensated by increased heating sales volumes, as well as by the upward adjustments in the sales prices for electricity and gas carried out as of November 1, 2008 on the basis of higher primary energy prices. On balance, revenue of the Supply business unit in the 1st quarter of the 2008/09 financial year rose 4.4%, or EUR 14.9m, to EUR 349.0m. EBIT declined by 27.3%, to EUR 33.7m, which is related to higher electricity purchases and primary energy expenses due to considerably higher primary energy prices, increased personnel expenses and increased costs of other materials and expenses.

Investments in the Supply business unit amounted to EUR 6.2m. Following the successful start-up of the bio-gas facility in Orth an der Donau, rapid progress is being made to expand the district heating network in this area, enabling the network to be put into operation in the near future. Back in July of 2008, EVN was already awarded a contract to construct a biomass heating plant and a district heating network for the university in Maria Gugging. Work is fully underway on the project, with the new facility expected to be brought into service in April 2009. Progress was also made on the construction of a district heating transmission pipeline between Dürnrohr and Sankt Pölten. Several phases of construction have already been completed.

South East Europe business unit

Since December 2007, the South East Europe business unit encompasses the activities of the Bulgarian district heating supplier „TEZ Plovdiv" in addition to the Bulgarian and Macedonian subsidiaries.

South East Europe business unit	EUR m	2008/09 Q.1	2007/08 Q. 1	Change Nominal	%	2006/07 Q. 1
Revenue		219.0	183.6	35.4	19.3	153.4
Results from operating activities (EBIT)		0.0	–11.9	11.9	–	-9.6
Profit before income tax		–9.3	–19.0	9.7	51.0	–12.3
Investments		33.1	74.5	–41.3	–55.5	19.1

Revenue: + EUR 35.4m
EBIT: +EUR 11.9m

The South East Europe business unit posted a revenue increase of 19.3%, to EUR 219.0m, in the 1st quarter of 2008/09, which was based on an increase in electricity sales volumes totalling 2.2% in Bulgaria and 4.1% in Macedonia. Despite the negative effects of the unfavourable tariff rate decisions made by the Bulgarian and Macedonian regulatory authorities, the results from operating activities improved by EUR 11.9m. This positive development is mainly related to the increased sales volumes, and the continuing reduction

in electricity network losses resulting from the increased investments in upgrading and modernising the power grid.

At the same time, there was an across-the-board increase in all expense items, in particular for electricity purchases and primary energy expenses, above all in Bulgaria. As a result, the revenue increase achieved by the South East Europe business unit was not fully reflected in the improved EBIT.

A total of EUR 33.1m was invested to expand and modernise electricity networks and metres in South East Europe. In addition to improving the reliability and quality of energy supplies, the focus was on further reducing losses from the power grid.

Environmental Services segment

Revenue and earnings development EUR m	2008/09 Q. 1	2007/08 Q. 1	Change Nominal	Change %	2006/07 Q. 1
External revenue	**45.5**	**35.3**	**10.2**	**28.8**	**63.4**
Intra-Group revenue	2.6	2.2	0.4	19.3	2.3
Operating expenses	–41.6	–31.1	–10.6	–34.0	–53.0
EBITDA	**6.5**	**6.5**	**–**	**–**	**12.7**
Depreciation and amortisation	–3.6	–3.4	–0.1	–4.2	–3.8
Results from operating activities EBIT)	**2.9**	**3.1**	**–0.1**	**–3.8**	**8.9**
EBIT margin (%)[1]	6.1	8.2	–	–2.0	13.6
Financial results	–2.9	2.9	–5.8	–	–0.6
Profit before income tax	**0.0**	**5.9**	**–5.9**	**–**	**8.4**
Investments	11.4	6.0	5.4	89.5	4.9

1) Changes reported in percentage points

Revenue: +28.8%
EBIT: –3.8%

Projects initiated in previous years generated revenue for the first time or made higher contributions to segment revenue. Accordingly, total revenue in the Environmental Services segment rose by EUR 10.2m in the 1st quarter of 2008/09, to EUR 45.5m. This positive development was offset by increases in all expense items, in particular the costs of other materials and expenses. As a result, EBIT development did not correspond to the upward revenue trend. On balance, EBIT declined slightly by EUR 0.1m, to EUR 2.9m. Financial results were burdened by lower contributions by Zagrebacke otpadne vode d.o.o., Zagreb, Croatia, ("ZOV"), as well as negative currency effects due to unfavourable valuation. Thus profit before income tax was down by EUR 5.9m.

Investments in the Environmental Services segment rose by EUR 6.0m, to EUR 11.4m, primarily focusing on expansion of the third waste incineration line at the at the waste incineration plant in Dürnrohr. In respect to drinking water, investments were designed to grow the business of directly supplying drinking water to end customers, as well as to increase the reliability and quailty of supply.

Sludge treatment facility in Vilnius, Lithuania

In November 2008, WTE was contracted to construct a sludge treatment plant in the Lithuanian capital city of Vilnius, featuring investments totalling EUR 45m.

At the end of December 2008, WTE won an international tender to plan, construct, finance and operate a seawater desalination plant near Limassol. The BOOT project will be operated by WTE for 20 years fol-

BOOT project: seawater desalination plant in Cyprus

lowing a construction period of two years. The seawater desalination facility is the second project acquired in Cyprus. The Anthoupolis wastewater treatment plant in the capital city of Nicosia was formally put into operation and ownership transferred to municipal authorities in June 2008.

Combined cycle heat and power cogeneration plants in Kurjanovo and Ljuberzy, Moscow

WTE is currently building two combined cycle heat and power plants, one each on the premises of the completed wastewater treatment installations located in Kurjanovo and Ljuberzy in Moscow. The primary energy source will be the biogas derived from the sludge of the wastewater treatment plants. The power aggregates at the Kurjanovo location were put into operation at the end of 2008.

Wastewater treatment plant in Czajka, Poland

WTE as a member of an international consortium is modernising and expanding the Czajka wastewater treatment plant in the Polish capital of Warsaw, with a capacity corresponding to 2.1 million inhabitants. Following the granting of the required construction permit, work began on schedule in December 2008. The Czajka facility represents a further project acquired by WTE in Poland. WTE had already been awarded a contract to build a wastewater treatment plant in Kielce as well as Poland's largest wastewater treatment facility, located in Warsaw.

Wastewater treatment plant in Ataköy, Turkey

As the leader of a consortium, WTE is building the Ataköy municipal wastewater treatment plant for 2.0 million inhabitants on behalf of the water administration authority of Istanbul, Turkey. Construction is proceeding on schedule.

Construction progress on third waste incineration line in Dürnrohr

The expansion of the third waste incineration line at the waste incineration plant in Dürnrohr, which commenced in June 2007, is proceeding on schedule.

Strategic Investments and Other Business segment

Revenue and earnings development EUR m	**2008/09 Q. 1**	2007/08 Q. 1	Change Nominal	Change %	2006/07 Q. 1
External revenue	**6.0**	**5.5**	**0.5**	**9.7**	**5.8**
Intra-Group revenue	16.2	16.0	0.3	1.6	10.1
Operating expenses	–22.9	–22.5	–0.4	–1.7	–16.2
EBITDA	**–0.7**	**–1.1**	**0.4**	**36.7**	**–0.3**
Depreciation and amortisation	–0.4	–0.4	–	–	–0.5
Results from operating activities (EBIT)	**–1.1**	**–1.5**	**0.4**	**24.6**	**–0.8**
EBIT margin (%)[1)]	–5.1	–7.0	–	1.9	–5.0
Financial results	–0.1	19.5	–19.5	–	31.9
Profit before income tax	**–1.2**	**18.0**	**–19.2**	**–**	**31.1**
Investments	0.2	0.3	–0.1	–47.2	0.1

1) Changes reported in percentage points

Profit before income tax: –EUR 19.2m

The slight rise in revenue more than compensated for the marginal increase in operating expenses. As a result, EBIT of the Strategic Investments and Other Business segment improved by 24.6%, or EUR 0.4m. The main reason for the weaker financial results were the market-related share price declines in securities and non-current financial assets, as well as the lower profit contributions from companies included at equity, in particular RAG and BEWAG. Due to the less favourable financial results, the profit before income tax could not match the level achieved in the previous year, declining by EUR 19.2m.

Interim Group report pursuant to IAS 34

Consolidated balance sheet EUR m	31.12.2008	30.09.2008	Change Nominal	%	30.9.2007
Assets					
Non-current assets					
Intangible assets	361.7	357.5	4.1	1.1	327.9
Property, plant and equipment	2,421.8	2,392.0	29.8	1.2	2,149.1
Companies included at equity	636.5	641.5	–5.0	–0.8	460.3
Other financial assets	1,322.1	1,723.5	–401.4	–23.3	1,613.4
Other non-current assets	588.5	597.9	–9.4	–1.6	615.3
	5,330.6	**5,712.4**	**–381.8**	**–6.7**	**5,166.0**
Current assets					
Inventories	106.7	97.6	9.2	9.4	84.1
Current receivables and other current assets	678.5	569.4	109.1	19.2	539.9
Cash and cash equivalents	252.7	256.9	–4.3	–1.7	471.9
	1,037.9	**923.9**	**114.0**	**12.3**	**1,095.9**
Total assets	**6,368.4**	**6,636.3**	**–267.8**	**–4.0**	**6,261.9**
Equity and liabilities					
Equity					
Share capital	300.0	300.0	–	–	99.1
Share premium	108.4	108.4	–	–	309.4
Retained earnings	1,605.9	1,551.0	54.8	3.5	1,425.4
Valuation reserve according to IFRS 3	7.1	7.1	–	–	7.1
Valuation reserve according to IAS 39	637.4	1,012.0	–374.6	–37.0	946.0
Currency translation reserve	–2.0	2.1	–4.1	–	1.1
Treasury shares	–8.0	–4.8	–3.3	–69.1	–
EVN AG shareholders	2,648.8	2,975.9	–327.5	–11.0	2,788.0
Minority interest	234.5	232.5	1.9	0.8	226.7
	2,883.3	**3,208.5**	**–325.2**	**–10.1**	**3,014.7**
Non-current liabilities					
Non-current loans and borrowings	1,520.6	1,358.9	161.7	11.9	1,172.6
Deferred tax liabilities	308.7	420.0	–111.3	–26.5	399.8
Non-current provisions	436.3	456.4	–20.0	–4.4	457.1
Deferred income from network subsidies	363.8	354.3	9.4	2.7	324.0
Other non-current liabilities	66.5	65.7	0.8	1.2	47.0
	2,695.9	**2,655.3**	**40.6**	**1.5**	**2,400.6**
Current liabilities					
Current loans and borrowings	165.1	153.9	11.2	7.3	247.2
Taxes payable	95.4	60.5	34.9	57.8	58.9
Trade payables	235.3	283.7	–48.4	–17.1	298.0
Current provisions	80.7	96.4	–15.7	–16.3	93.0
Other current liabilities	212.7	178.0	34.7	19.5	149.6
	789.3	**772.5**	**16.8**	**2.2**	**846.6**
Total equity and liabilities	**6,368.4**	**6,636.3**	**–267.8**	**–4.0**	**6,261.9**

Consolidated income statement EUR m	2008/09 Q. 1	2007/08 Q. 1	Change Nominal	%	2006/07 Q. 1
Energy revenue	684.5	626.9	57.6	9.2	543.0
Environmental Services revenue	45.5	35.3	10.2	28.8	63.4
Strategic Investments and Other Business revenue	6.0	5.5	0.5	9.7	5.8
Total revenue	**736.0**	**667.7**	**68.3**	**10.2**	**612.2**
Change in work in progress and own work capitalized	5.3	6.5	–1.2	–18.7	1.9
Other operating income	17.9	16.3	1.7	10.3	10.6
Electricity purchases and primary energy expenses	–448.1	–393.4	–54.7	–13.9	–337.8
Other materials and expenses	–64.1	–51.7	–12.4	–24.0	–75.4
Personnel expenses	–81.6	–71.0	–10.6	–14.9	–65.8
Depreciation and amortisation	–45.6	–44.8	–0.8	–1.8	–42.0
Other operating expenses	–32.1	–37.7	5.5	14.7	–28.3
Results from operating activities (EBIT)	**87.9**	**92.0**	**–4.1**	**–4.5**	**75.4**
Income from investments in associates	7.7	23.4	–15.7	–67.0	28.7
Interest income	13.9	12.5	1.5	11.8	2.7
Interest expense	–26.0	–23.2	–2.8	–12.0	–18.2
Other financial result	–9.6	–1.7	–7.9	–	11.6
Financial results	**–13.9**	**11.0**	**–24.9**	**–**	**24.8**
Profit before income tax	**73.9**	**102.9**	**–28.9**	**–28.1**	**100.2**
Income tax expense	–16.2	–19.2	3.0	15.4	–19.8
Net profit for the period	**57.7**	**83.8**	**–26.1**	**–31.1**	**80.4**
Thereof minority interest	2.9	6.2	–3.3	–53.2	7.0
Thereof EVN AG shareholders (Group net profit)	54.8	77.6	–22.8	–29.3	73.4
Earnings per share[1)] EUR	**0.34**	**0.47**	**–0.13**	**–29.3**	**0.45**

1) There is no difference between basic and diluted earnings per share.
The previous year's figures have been adjusted to reflect the stock split effective April 17, 2008, by a ratio of 4 for 1.

Condensed consolidated cash flow statement EUR m	2008/09 Q. 1	2007/08 Q. 1	Change Nominal	%	2006/07 Q. 1
Profit before income tax	73.9	102.9	–29.0	–28.1	100.2
Non-cash items	34.0	15.1	18.9	–	0.0
Gross cash value	**107.9**	**118.1**	**–10.2**	**–8.6**	**100.2**
Net cash flow from operating activities	**–58.9**	**137.8**	**–196.7**	**–**	**33.8**
Net cash flow from investing activities	**–88.6**	**–138.7**	**50.1**	**36.1**	**–86.6**
Net cash flow from financing activities	**147.3**	**47.7**	**99.6**	**–**	**50.9**
Net change in cash and cash equivalents	**–0.2**	**46.8**	**–47.0**	**–**	**–1.9**
Cash and cash equivalents at the beginning of the period	**94.1**	**54.4**	**39.7**	**73.0**	**76.8**
Cash and cash equivalents at the end of the period	**93.9**	**101.2**	**–7.3**	**–7.2**	**74.9**

Changes in consolidated equity statement EUR m	EVN AG shareholders	Minority interest	Total
Balance on 30.9.2007	**2,788.0**	**226.7**	**3,014.7**
After-tax gains (+)/losses (–) recognised directly in equity from...			
Currency translation adjustments	0.2	–	0.2
Market valuation of securities	221.6	–	221.6
Cash flow hedges	2.5	–	2.5
Companies included at Equity	3.0	–	3.0
Total after-tax gains (+)/losses (–) recognised directly in equity	**227.2**	**–**	**227.2**
Net profit for the period 2007/08	77.6	6.2	83.8
Total results for the period	**304.8**	**6.2**	**311.0**
Balance on 31.12.2007	**3,092.8**	**232.9**	**3,325.7**
Balance on 30.9.2008	**2,975.9**	**232.5**	**3,208.5**
After-tax gains (+)/losses (–) recognised directly in equity from...			
Currency translation adjustments	–4.1	–	–4.1
Marktbewertung von Wertpapieren	–318.7	–	–318.7
Cash Flow Hedges	–33.0	–	–33.0
Companies included at Equity	–22.9	–	–22.9
Total after-tax gains (+)/losses (–) recognised directly in equity	**–378.7**	**–**	**–378.7**
Net profit for the period 2008/09	54.8	2.9	57.7
Total results for the period	**–323.9**	**2.9**	**–321.0**
Buyback of treasury shares	–3.3	–	–3.3
Acquisition of shares of fully consolidated companies	–	–1.0	–1.0
Balance on 31.12.2008	**2,648.8**	**234.5**	**2,833.3**

Segment reporting by business area EUR m	Energy		Environmental Services		Strategic Investments and Other Business		Consolidation		Total	
	2008/09 Q. 1	2007/08 Q. 1	**2008/09 Q. 1**	2007/08 Q. 1	**2008/09 Q. 1**	2007/08 Q. 1	**2008/09 Q. 1**	2007/08 Q. 1	**2008/09 Q. 1**	2007/08 Q. 1
External revenue	**684.5**	**626.9**	**45.5**	**35.3**	**6.0**	**5.5**	**–**	**–**	**736.0**	**667.7**
Intra-Group revenue	5.0	3.5	2.6	2.2	16.2	16.0	–23.9	–21.6	–	–
Operating expenses	–561.6	–498.8	–41.6	–31.1	–22.9	–22.5	23.6	21.5	–602.5	–530.9
EBITDA	**128.0**	**131.6**	**6.5**	**6.5**	**–0.7**	**–1.1**	**–0.3**	**–0.2**	**133.5**	**136.8**
Depreciation and amortisation	–41.9	–41.2	–3.6	–3.4	–0.4	–0.4	0.3	0.2	–45.6	–44.8
Results from operating activities (EBIT)	**86.0**	**90.4**	**2.9**	**3.1**	**–1.1**	**–1.5**	**–**	**–**	**87.9**	**92.0**
EBIT margin (%)	12.5	14.3	6.1	8.2	–5.1	–7.0	–	–	11.9	13.8
Financial results	–9.0	–9.5	–2.9	2.9	–0.1	19.5	–1.9	–1.8	–13.9	11.0
Profit before income tax	**77.0**	**80.9**	**0.0**	**5.9**	**–1.2**	**18.0**	**–1.9**	**–1.8**	**73.9**	**102.9**
Investments[1)]	**66.9**	**104.8**	**11.4**	**6.0**	**0.2**	**0.3**	**–**	**–**	**78.4**	**111.1**

1) In intangible assets and property, plant and equipment

Segment reporting by region EUR m	Austria		South East Europe		Central and Eastern Europe		Total	
	2008/09 Q. 1	2007/08 Q. 1	**2008/09 Q. 1**	2007/08 Q. 1	**2008/09 Q. 1**	2007/08 Q. 1	**2008/09 Q. 1**	2007/08 Q. 1
Revenue	485.7	463.5	219.0	183.6	31.3	20.6	736.0	667.7
Results from operating activities (EBIT)	87.2	103.8	0.0	–11.9	0.6	0.1	87.9	92.0
Investments[1)]	44.4	35.9	33.1	74.5	0.9	0.7	78.4	111.1

1) In intangible assets and property, plant and equipment

Selected notes to the Interim Group report

Basis of preparation

Reporting in accordance with International Financial Reporting Standards (IFRS)

The consolidated financial statements of EVN AG as at September 30, 2008, taking into consideration §245a Austrian Commercial Code, were prepared in accordance with the applicable guidelines set forth in the IFRSs as well as the interpretations of the International Financial Reporting Interpretations Committee (IFRIC) as published by the International Accounting Standards Board (IASB), as adopted by the European Union (EU). Correspondingly, the Interim Group report of EVN AG for the interim reporting period ending December 31, 2008 were prepared in accordance with the guidelines contained in IAS 34.

The EVN Group has exercised the option as stipulated in IAS 34 to present condensed notes. Accordingly, this Interim Group report contains condensed reporting, pursuant to IAS 34, as well as selected information and details pertaining to the period under review. For this reason, it should be read together with the Annual Report as at the last balance sheet date of September 30, 2008. In order to improve clarity and comparability, all amounts in the notes and tables are generally shown in thousands of euros (TEUR), unless indicated otherwise. Immaterial mathematical differences may arise from the rounding of individual items or percentage rates.

The financial statements of companies included in this Interim Group report are prepared on the basis of unified accounting and valuation methods.

Accounting and valuation methods

The changes to IAS 39 and IFRS 7 published in October 2008, entitled "Reclassification of Financial Assets" enable, under limited circumstances, a reclassification of non-derivative financial assets from the category "Held for trading" to the category "Available for sale" inasmuch as there is no longer the short-term intention to sell or buyback these assets. In accordance with the ordinance (EG) Nr. 1004/2008 dated October 15, 2008, the current financial crisis may be considered as an example of such a limited circumstance.

In line with this change, EVN reclassified current securities amounting to TEUR 23,367.5, which had previously been recognised as "Held for trading", as "Available for sale" at their current market value as at November 11, 2008.

Apart from this change, the accounting and valuation methods are essentially the same as those applied as at September 30, 2008.

Review

This Interim Group report has not been subject to an external review and is thus unaudited.

Seasonally-related effects on business operations

In particular, the Energy segment is subject to weather-related fluctuations in power generation and sales. Due to this dependence of the energy business on prevailing weather conditions, lower revenue and earnings are generally achieved in the 2nd half of the financial year. The Environmental Services segment is also subject to seasonal effects. The construction of many large projects is usually scheduled for the spring due to weather conditions. For this reason, the Environmental Services segment normally generates lower revenues the 1st two quarters of the financial year than in the 2nd half. Accordingly, business in the Environmental Services segment serves to principally counteract the seasonal nature of business in the Energy

segment. However, the volatile nature of large construction projects results in fluctuations in revenue and earnings, which depend on the progress being made in the particular projects.

Consolidation

Consolidation methods

The consolidation range is established in accordance with the requirements contained in IAS 27. Accordingly, including the parent company EVN AG, a total of 25 domestic (September 30, 2008: 25) and 27 foreign subsidiaries (September 30, 2008: 26) were fully consolidated as at December 31, 2008. The consolidation of joint venture companies is carried out on a proportionate basis. Associated companies are included at equity. Subsidiaries, joint venture companies and associated companies consolidated at equity are not consolidated if their influence on the assets, liabilities, financial position and profit and loss is considered to be immaterial, either individually or in total. A total of 30 associated companies (September 30, 2008: 28) were not consolidated on the basis of their immateriality.

Consolidation range

The changes in the consolidation range in the 1st quarter of 2008/09 relate to the fully consolidated company EVN-ENERTRAG Kavarna OOD, Plovdiv, Bulgaria, ("Enertrag"), the joint venture company EAA Erdgas Mobil GmbH, Vienna, ("EAA-EGM"), which is included on a proportionate basis in the Interim Group report, and the company AUL Abfallumladelogistik Austria GmbH, Maria Enzersdorf, ("AUL"), which is consolidated at equity.

Changes in the consolidation range	Full consolidation	Proportionate consolidation	Equity method	Total
30.9.2008	**51**	**4**	**13**	**68**
Start-ups/initial consolidation	1	1	1	3
31.12.2008	**52**	**5**	**14**	**71**
Thereof foreign companies	27	–	3	30

October 2008 marked the founding of "Enertrag", in which evn naturkraft Erzeugungs- und Verteilungs GmbH, Maria Enzersdorf, has a 70% stake, and which is recognised as a fully consolidated company in the Interim Group report of EVN AG. The purpose of the company is to construct a wind park in the Bulgarian town of Kavarna with a total capacity of 25 wind power generating facilities, or 50 MW. Investments in the project total close to EUR 95.0m. Construction work commenced in October 2008. The wind park is expected to be put into operation at the end of 2009.

"EAA-EGM", which was already founded in August 2008 and in which EVN has a 45.0% stake via Energieallianz Austria GmbH, Vienna, ("EAA"), was consolidated in the Interim Group report of EVN AG on a proportionate basis for the first time in the 1st quarter 2008/09 due to its materiality as a part of the "EAA" sub-group. With the founding of "EAA-EGM", "EAA" has taken a step towards alternative forms of energy. The activities of "EAA-EGM" as a 100% subsidiary of "EAA" focus on the construction, delivery and subsequently the expansion of natural gas filling stations, as well as their service and maintenance, particularly in Vienna, Lower Austria and Burgenland.

"AUL", established in December 2008 as a joint venture between AVN Abfallverwertung Niederösterreich GmbH, Maria Enzersdorf, and Entsorgungslogistik Austria GmbH, Vienna, serves the purpose of constructing and operating waste transfer stations and providing services in the fields of waste collection, transport and waste transfer logistics. EVN has a 50.0% shareholding in "AUL".

Impact of business combinations[1)] TEUR	2007/08
Non-current assets	35,259.5
Current assets	6,258.1
	41,517.6
Equity	25,552.8
Non-current liabilities	5,769.2
Current liabilities	10,195.6
	41,517.6

1) No business combination took place in the 1st quarter of 2008/09.

No business combinations took place in the 1st quarter of the 2008/09 financial year. In the comparable period of 2007/08, EVN had acquired a 100% shareholding in "TEZ Plovdiv", Bulgaria's second largest district heating company, in the Bulgarian supply area covered by EVN. "TEZ Plovdiv" was initially consolidated as at December 14, 2007. The purchase price including all acquisition costs amounted to TEUR 35,177.2.

Selected notes

Notes to the consolidated balance sheet

Other financial assets include shares in affiliated and associated companies, which are not consolidated due to immateriality, as well as investments in which EVN owns a stake of less than 20%, if these investments were not included at equity. The transfers in the 1st quarter 2008/09 refer to the reclassification of current securities valuated at TEUR 23,367.5 from "Held for trading" to "Available for sale" in line with the changes made to IAS 39 and IFRS 7. As at December 31, 2008, other investments include shares in listed companies with a market value of TEUR 1,306,020.60 (September 30, 2008: TEUR 1,707,661.3). Other investments included in this position amount to TEUR 9,002.9 (September 30, 2008: TEUR 15,842.9) and represent stakes in non-listed companies.

Development of other financial assets TEUR	Investments in subsidiaries	Other investments	Total
Gross value on 30.9.2008	**12,284.6**	**376,446.6**	**388,731.2**
Additions	182.6	16.6	199.1
Disposals	–	–3.5	–3.5
Transfers	–	23,367.5	23,367.5
Gross value on 31.12.2008	**12,467.1**	**399,827.2**	**412,294.3**
Accumulated value adjustments on 30.9.2008	**–5,431.5**	**1,340,204.5**	**1,334,772.9**
Impairment losses	–	–425,008.2	–425,008.2
Accumulated value adustments on 31.12.2008	**–5,431.5**	**915,196.3**	**909,764.8**
Net value on 30.9.2008	**6,853.1**	**1,716,651.1**	**1,723,504.2**
Net value on 31.12.2008	**7,035.6**	**1,315,023.5**	**1,322,059.1**

In the 2007/08 financial year, the Executive Board exercised the option given by the 79th Annual General Meeting held on January 17, 2008 to acquire its own non-par value bearer shares (treasury shares) in the company. The intention was to repurchase up to 1,000,000 shares, representing 0.612% of the company's share capital at that time, via the Vienna Stock Exchange. The share buyback programme commenced on July 24, 2008. As at December 31, 2008, a total of 534,864 treasury shares had been bought back and were in the possession of EVN AG (representing 0.33% of the company's share capital; September 30, 2008: 278,035 shares, or 0.17% of the share capital), at an acquisition price of TEUR 8,037.8, and with

a market value of TEUR 5,898.4 on the balance sheet date (September 30, 2008: acquisition price of TEUR 4,753.9, market value of TEUR 4,167.7).

The number of outstanding shares developed as follows:

Development of the number of outstanding shares	Zero par value shares	Treasury shares	**Outstanding shares**
1.10.2007	**40,881,455**	**–**	**40,881,455**
Stock split by a ratio of 4 for 1	122,644,365	–	122,644,365
Buyback of treasury shares	–	–278,035	–278,035
30.9.2008	**163,525,820**	**–278,035**	**163,247,785**
Buyback of treasury shares	–	–256,829	–256,829
31.12.2008	**163,525,820**	**–534,864**	**162,990,956**

The weighted average number of outstanding shares, which is used as the basis for calculating the earnings per share, amounted to 163,055,163 as at December 31, 2008 (September 30, 2008: 163,488,927). EVN AG is not entitled to any rights arising from the ownership of treasury shares. In particular, these shares are not entitled to dividends.

On the basis of the resolution passed on January 15, 2009 by the 80th Annual General Meeting of EVN AG which approved the implementation of a new share buyback programme, the share buyback programme previously authorised by a resolution passed by the 79th Annual General Meeting held on January 17, 2008 was terminated ahead of schedule. This authorisation of the 80th Annual General Meeting of January 15, 2009 replaces the authorisation granted by the 79th Annual General Meeting on January 17, 2008 to buyback treasury shares. Up until now, the Executive Board has not exercised this option to buy back own shares in the company in accordance with the newly-passed resolution.

The Annual General Meeting of EVN AG on January 15, 2009 approved the proposal of the Executive Board and Supervisory Board to distribute a dividend of EUR 0.37 per share for the 2007/08 financial year (total dividend payout: TEUR 60,306.6).

Non-current liabilities include on the one hand scheduled redemptions, on the other hand the borrowing of non-current loans and borrowings, particularly for financing the capacity expansion of the waste incineration plant in Dürnrohr and the investment programme in Bulgaria.

Notes to the consolidated income statement

Earnings per share are calculated by dividing Group net profit (= Net profit for the period attributable to EVN AG shareholders) by the weighted average number of ordinary shares oustanding, i.e 163,055,163 shares (December 31, 2007: 163,525,820 shares). This figure may generally be diluted by the existence of so-called potential shares arising from share options or convertible bonds. However, EVN has no such potential shares. Subsequently, there is no difference between basic earnings per share and diluted earnings per share. Group net profit amounted to TEUR 54,827.1 (December 31, 2007: TEUR 77,579.8). Calculated on this basis, earnings per share for the 1st quarter of 2008/09 totalled EUR 0.34 (December 31, 2007: EUR 0.47). The previous year's figures have been adjusted as the result of the stock split carried out on April 17, 2008 by a ratio of 4 for 1.

Notes to the consolidated cash flow statement

Dividends received, interest income and interest expense are allocated to current business activities. In the 1st quarter of 2008/09, cash flow from dividend payments amounted to TEUR 281.0 (previous year: TEUR 0.0). Interest received totalled TEUR 12,925.6 (previous year: TEUR 12,052.3), whereas interest paid amounted to TEUR 30,313.1 (previous year: TEUR 23,921.1). The effects of business combinations totalling TEUR 35,021.8 in the 2007/08 financial year were reported as part of the net cash flow from investing activities. No business combinations took place in the 1st quarter of 2008/09.

Other information

Transactions with related companies and individuals

Related companies and individuals include the main shareholders, NÖ Landes- Beteiligungsholding GmbH, Sankt Pölten, and EnBW Energie Baden-Württemberg AG, Karlsruhe, Germany, ("EnBW"), the members of the EVN Executive Board and Supervisory Board and their close relatives as well as all companies included at equity. In the 1st quarter 2008/09, the consolidation range was expanded by "AUL", which is included at equity. Except for this change, the range of related companies and individuals has remained the same as listed in the previous consolidated financial statements.

Within the context of its everyday business operations, EVN has concluded supply and service contracts with numerous companies, which also include associated companies consolidated at equity in the Interim Group report. Long-term transactions were concluded with e&t Energie Handelsgesellschaft m.b.H, Vienna, for the sale and sourcing of electricity, and with EconGas GmbH, Vienna, in connection with the sourcing of natural gas. Furthermore, a cooperation agreement exists with BEGAS – Burgenländische Erdgasversorgungs-Aktiengesellschaft, Eisenstadt, for gas-related services, as well as a long-term agreement with NÖKOM NÖ Telekom Service Gesellschaft m.b.H., Maria Enzersdorf, for the provision of optical fibre cables. The transactions concluded with companies included at equity are as follows:

Transactions with companies included at equity TEUR	**2008/09 Q. 1**	2007/08 Q. 1
Revenue	91,738.6	90,524.1
Cost of services	229,506.6	187,809.0
Trade accounts receivable	131,481.8	123,402.3[1)]
Trade accounts payable	47,063.3	59,686.3[1)]

1) Value at September 30, 2008

Other obligations and risks

Other obligations and risks declined by TEUR 376,473.2 compared to September 30, 2008, to TEUR 540,147.9. This decrease primarily relates to a reduction in the guarantees for subsidiaries in respect to energy-related transactions. In contrast, the change in guarantees granted in connection with the operation or construction of power plants and the change in order obligations for investments in intangible assets and property, plant and equipment raised the level of other obligations and risks. The reduction in the guarantees for subsidiaries in connection with energy transactions resulted from a conversion of the calculation system to the benefit of e&t Energie Handelsgesellschaft m.b.H., Vienna, for guarantees. From now on, contingencies will no longer be recognised at their nominal values, but to the amount of the actual risk. This risk is measured by the changes in the agreed-upon price and the actual market price, in which case procurement transactions represent a risk only in the event of declining market prices, and sales transactions only comprise a risk in the event of increased market prices. Accordingly, the risk can change on the basis of market price changes as at the balance sheet date. The nominal values of the guarantees underlying the valuation amounted to TEUR 422,800.7 as at December 31, 2008.

Significant events after the balance sheet date

The following significant events took place between the quarterly balance sheet date on December 31, 2008 and the publishment of the Interim Group report on February 26, 2009:

On January 7, 2009, EVN AG successfully issued a 15-year JPY corporate bond with a volume of JPY 12 bn and an interest rate of 3.130%. On February 20, 2009, a five-year CHF corporate bond was issued with a 3.625% coupon and a volume of CHF 250 million.

The dividend payment to the shareholders of EVN AG for the 2007/08 financial year, amounting to TEUR 60,306.6 or EUR 0.37 per share proposed by the Executive Board and Supervisory Board was approved by the 80th Annual General Meeting on January 15, 2009. Ex-dividend day was January 20, 2009, dividend payment to shareholders took place on January 27, 2009.

The EVN share

Ongoing financial crisis shows signs of impacting the real economy

The international financial crisis, which has continued since the summer of 2007, deteriorated even further in the period under review. This was reflected in major losses posted by stock markets, bankruptcies of financial institutions, government takeovers in the banking sector, and a high level of volatility, even in terms of currency exchange rates. Effects on the real economy are already perceptible. The number of bankruptcies and the scope of job cuts are increasing. Economic forecasts are not encouraging and give no cause for optimism concerning a speedy end to the crisis. The current crisis continues to have a significantly negative effect on the refinancing costs of companies and above all of banks. Accordingly, financing costs for acquisitions and projects have correspondingly risen. Central banks and governments are striving to limit the effects of the crisis on the real economy by implementing comprehensive rescue packages for the financial system.

The U.S. Federal Reserve continues to act very aggressively by carrying out further interest rate reductions. In the meantime, the prime rate was slashed to 0%. The European Central Bank cut the prime rate in several steps to 2.0%.

Global stock markets post heavy losses

Against this backdrop, international stock exchanges posted further major losses. The U.S. Dow Jones Index lost 19.1% in value, whereas the German DAX share index declined by 17.5%. The Japanese Nikkei share index also registered a considerable loss, falling by 21.3%. The performance of the ATX benchmark index of the Vienna Stock Exchange was even less favourable, posting a loss of 36.7%. This is related to the extensive Central and Eastern European investments of companies listed on the Vienna Stock Exchange. In comparison, the Dow Jones Euro Stoxx Utilities index, which is relevant to EVN, performed better, registering a decline in value of only 13.6%.

EVN share – index weighting	30.12.2008
ATX Prime	1.62%
WBI (Vienna Stock Exchange Index)	3.41%

As at the end of December 2008, the EVN share was traded at a share price of EUR 11.00, which represents a decline of 26.6% since September 2008 and a market capitalisation of EUR 1.8 bn. Accordingly, the share developed better than the Vienna Stock Exchange as a whole, but was outperformed by the utility sector. The average daily turnover in EVN shares was 61,373 (counted once), below the turnover of previous periods. Total trading volume of EVN shares on the Vienna Stock Exchange during the 1st quarter of 2008/09 was EUR 46m (counted once), or 0.45% of total Vienna Stock Exchange trading volume. The weighting of the EVN share in the ATX Prime was 1.62% as at the end of December 2008.

EVN share price – relative development



120 %
110 %
100 %
90 %
80 %
70 %
60 %
50 %
40 %
30 %
Oct
Nov
Dec
Jan
Feb
Mar
Apr
May
Jun
Jul
Aug
Sep
Oct
Nov
Dec
2007
2008
EVN
ATX
ATX Prime
Dow Jones Euro Stoxx Utilities

EVN share – performance		2008/09 Q. 1	2007/08 Q. 1	2006/07 Q. 1
Share price at the end of December[1]	EUR	11.00	22.14	22.24
Highest price[1]	EUR	16.00	23.25	22.75
Lowest price[1]	EUR	10.11	20.56	20.75
Value of shares traded[2]	EUR m	46	100	81
Average daily turnover[1) 2)]	Shares	61,373	75,832	63,156
Share of total turnover[2]	%	0.45	0.45	0.52
Market capitalisation at the end of December	EUR m	1,799	3,620	3,636

1) The previous year's figures were adjusted to reflect the stock split effective April 17, 2008 by a ratio of 4 for 1.
2) Vienna Stock Exchange, counted once

Approval of the 80th Annual General Meeting for share buyback programme

The 80th Annual General Meeting of EVN AG held on January 15, 2009 authorised the Executive Board to buy back EVN's own shares amouting to a maximum of 10% of the company's share capital for a period of 30 months beginning on the day the resolution was approved, and to withdraw these treasury shares without a further resolution of the Annual General Meeting. This resolution replaces the previous authorisation granted by the 79th Annual General Meeting on January 17, 2008. The Executive Board of EVN AG decided on July 17, 2008 to exercise its option in accordance with the authorisation granted by the 79th Annual General Meeting. The intention was to buy back a volume of up to 1,000,000 shares, corresponding to up to 0.612% of the share capital at that time, via the Vienna Stock Exchange. As at December 31, 2008, EVN AG had repurchased a total of 534,864 own shares, or 0.17% of the share capital of the company. On the basis of the authorisation granted by the 80th Annual General Meeting to the Executive Board to implement a new share buyback programme, an option which the Executive Board has not yet exercised, the previous share buyback programme was terminated ahead of schedule, on January 22, 2009.

Unchanged shareholder structure

In the 1st quarter 2008/09, there was no change in the shareholder structure of EVN AG. 51% of the shares continue to be owned by NÖ Landes-Beteiligungsholding GmbH, St. Pölten. The second largest shareholder is EnBW Energie Baden-Württemberg, with a stake of >35%. The remaining <14% are in free float.

Financial calendar[1]

Results HY. 1 2008/09	May 28, 2009
Results Q. 1–3 2008/09	August 27, 2009
Annual results 2008/09	December 10, 2009

1) preliminary

EVN share – Basic information	
Share capital	EUR 300,000,000.00
Denomination	163,525,820 zero par value shares
ISIN security code number	AT0000741053
Tickers	EVNV.VI (Reuters); EVN AV (Bloomberg); AT; EVN (Dow Jones); EVNVY (ADR)
Stock exchange listing	Vienna
ADR programme, depositary	Sponsored Level I ADR programme (5 ADR = 1 share); The Bank of New York Mellon
Ratings	A1, stable (Moody's); A, negative (Standard & Poor's)

EVN AG

EVN Platz
A-2344 Maria Enzersdorf
Phone +43 2236 200-0
Fax +43 2236 200-2030

Investor Relations
Klára Székffy
Phone +43 2236 200-12745
Fax +43 2236 200-82745
investor.relations@evn.at

Information on the Internet
www.evn.at
www.investor.evn.at
www.responsibility.evn.at

EVN Online Annual Report 2008/09
http://financialreports.evn.at/2008-09/ir/1

greenprint*
carbon neutral printed

This annual report was printed on environmentally-friendly paper. It contains at least 50% FSC-certified cellulose. The production was made possible with electricity from renewable energy sources in accordance with strict ecological guidelines of greenprint*. The CO_2 emissions arising from the paper and printing production processes were offset by means of acquiring the Gold Standard certificates. The contribution made by EVN will be invested in a climate protection project in India coordinated by the World Wildlife Fund. Gugler Cross Media was responsible for the printing and binding of the report in Austria.